Exhibit 99.1

iKang Announces Unaudited Financial Results for the Fiscal Second Quarter Ended September 30, 2017

BEIJING, December 14, 2017 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast growing private preventive healthcare services market, today announced its unaudited financial results for the fiscal second quarter ended September 30, 2017.

Fiscal Second Quarter Ended September 30, 2017 Financial Highlights

•                  Net revenues were US$152.4 million, an increase of 27.3% year-over-year (an increase of 27.4% on RMB basis) (1)

•                  Gross profit was US$70.7 million, an increase of 30.6% year-over-year (an increase of 30.7% on RMB basis) (1)

•                  Net income attributable to the Company was US$19.5 million, an increase of 229.0% year-over-year (an increase of 229.2% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$19.9 million, an increase of 209.9%  year-over-year (an increase of 210.2% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.28 and US$0.28, respectively, as compared to US$0.09 and US$0.09, respectively, in the fiscal second quarter of 2016

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.29 and US$0.29, respectively, as compared to U$S0.09 and US$0.09, respectively, in the fiscal second quarter of 2016

First Fiscal Six Months Ended September 30, 2017 Financial Highlights

•                  Net revenues were US$268.0 million, an increase of 21.3% year-over-year (an increase of 24.0% on RMB basis) (1)

•                  Gross profit was US$119.0 million, an increase of 20.4% year-over-year (an increase of 23.0% on RMB basis) (1)

•                  Net income attributable to the Company was US$23.1 million, an increase of 188.6% year-over-year (an increase of 191.6% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$23.8 million, an increase of 165.9%  year-over-year (an increase of 168.9% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.34 and US$0.33, respectively, as compared to US$0.12 and US$0.12, respectively, in the first fiscal six months of 2016

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.35 and US$0.34, respectively, as compared to US$0.13 and US$0.13, respectively, in the first fiscal six months of 2016

(1) RMB basis refers to the year on year comparison calculated based on local currency — Chinese Renminbi.

(2) Non-GAAP net income attributable to the Company is defined as net income attributable to the Company excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(3) Non-GAAP basic and diluted income per ADS is defined as non-GAAP net income divided by the weighted average number of basic and diluted ADS.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the results.

“Our fiscal second quarter results are beginning to demonstrate the earnings power of our business strategies, the success of our strategic initiatives and a more efficient operating platform, as we benefited from a robust performance across business and financial metrics, a fast expanding client base, a broad portfolio of services, strong margins and a solid net yield. Total net revenues and Non-GAAP net income for the fiscal second quarter grew by 27.3% and 209.9% respectively, compared to those for the same period last year. Ending the quarter, iKang has a nationwide network of 110 self-owned operating medical centers covering 34 of China’s most affluent cities and serving a total of 1.83 million customer visits under both corporate and individual programs.”

“Over the course of last three months, the strategic initiatives under iKangCare+ and iKangPartners+ to build exclusive partnership with leaders in liquid biopsy, precision medicine and artificial intelligence have further differentiated us from our competitors and reinforced our market leader position in the preventative healthcare service market in China. The success of our strategic imperatives is also manifested in the rapid growth of disease screening service with many of the new services in this category brought in under iKangCare+ and iKangPartners+. In addition, our strategies to expedite network expansion through the establishment of a healthcare investment fund and broaden our portfolio of services through partnership with IBM Watson show pleasing progress and provide impetus and enormous opportunities for growth. We are confident that these initiatives will continue to yield promising results in the upcoming quarters, and more importantly, we will remain focused on optimizing profitability of these new initiatives and will be managing our business with an unwavering commitment for growth in revenue as well as earnings. We will continue to focus on the middle- to high-end market by building a superior operating model that will enable us to compete, strive and win over the long term. “

FISCAL SECOND QUARTER ENDED SEPTEMBER 30, 2017 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal second quarter were US$152.4 million, representing a 27.3% increase from US$119.7 million in the same period of the last fiscal year. On RMB basis, the revenue growth was 27.4%. As of September 30, 2017, the number of self-owned operating medical centers totaled 110 compared to 95 as of September 30, 2016. During the quarter, the Company served approximately a total of 1.83 million customer visits under both corporate and individual programs, representing an increase of 14.9% over the fiscal second quarter of 2016.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal Second Quarter Ended September 30, 2017	Fiscal Second Quarter Ended September 30, 2016	YoY % Change
Medical Examinations	122.0	100.1	21.9%
Disease Screening	14.8	9.1	63.3%
Dental Services	4.6	2.4	89.2%
Other Services	11.0	8.1	35.4%
Total	152.4	119.7	27.3%

Medical Examinations: Net revenues for the quarter were US$122.0 million, representing a 21.9% increase from US$100.1 million in the same period of the last fiscal year.

Disease Screening: Net revenues for the quarter were US$14.8 million, representing a 63.3% increase from US$9.1 million in the same period of the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the quarter were US$4.6 million, representing an 89.2% increase from US$2.4 million in the same period of the last fiscal year.

Other Services: Net revenues for the quarter were US$11.0 million, representing a 35.4% increase from US$8.1 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the quarter was US$81.7 million, representing a 24.6% increase from US$65.6 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$70.7 million, representing a 30.6% increase from US$54.1 million in the same period of the last fiscal year. Gross margin for the quarter was 46.4%, as compared to 45.2% in the second quarter of fiscal 2016.  The gross margin has been improved as a result of strong revenue growth and improved utilization of our newly built medical centers.

Operating Expenses

Total operating expenses for the quarter were US$38.2 million, representing a 4.0% decrease from US$39.8 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$19.7 million, accounting for 12.9% of total net revenues as compared to 13.9% in the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the quarter were US$17.8 million, accounting for 11.7% of total net revenues as compared to 18.7% in the same period of the last fiscal year.  General and administrative expenses for the quarter, as percentage of total net revenues, returned  to normal as compared to the same quarter last year as, in the fiscal second quarter of 2016, we recorded one-time cost associated with the privatization and the higher rental expenses relating to the newly built medical centers before they commenced operation.

Research and development expenses

Research and development expenses for the quarter were US$0.8 million, accounting for 0.5% of total net revenues as compared to 0.6% in the same period of the last fiscal year.

Income from Operations

Income from operations for the quarter was US$32.4 million, representing a 126.8% increase from US$14.3 million in the same period of the last fiscal year. Excluding share-based compensation expenses of US$389,000 for this quarter and US$489,000 for the same quarter last year, non-GAAP income from operations for the quarter was US$32.8 million as compared to US$14.8 million, which reflected a rise of 121.9%.

Non-GAAP EBITDA

Non-GAAP EBITDA for the quarter was US$43.2 million, representing a 78.6% increase from US$24.2 million in the same period of the last fiscal year.  Non-GAAP EBITDA margin for the quarter was 28.3% as compared to 20.2% for the same quarter last year.

Net Income

Net income attributable to the Company for the quarter was US$19.5 million, representing a 229.0% increase from US$5.9 million in the same period of the last fiscal year.

Non-GAAP net income for the quarter was US$19.9 million, representing a 209.9% increase from US$6.4 million in the same period of fiscal 2016.  Non-GAAP net income margin for the quarter was 13% as compared to 5.4% for the same quarter last year.

Basic and Diluted Income per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.28 and US$0.28, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.09 and US$0.09, respectively, in the same quarter of fiscal 2016.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.29 and US$0.29, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.09 and US$0.09, respectively, in the same quarter of fiscal 2016.

FIRST FISCAL SIX MONTHS ENDED SEPTEMBER 30, 2017 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the first fiscal six months were US$268.0 million, representing a 21.3% increase from US$221.0 million in the same period of the last fiscal year. On a RMB basis, the revenue growth was 24.0%. From the beginning of the year, we have added seven new medical centers. During the period, the Company served approximately a total of 3.24 million customer visits under both corporate and individual programs, representing an increase of 13.6% over the first fiscal six months of 2016.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal Six Months Ended September 30, 2017	Fiscal Six Months Ended September 30, 2016	YoY % Change
Medical Examinations	217.0	185.1	17.2%
Disease Screening	24.4	16.3	49.8%
Dental Services	7.5	3.7	102.3%
Other Services	19.1	15.9	20.5%
Total	268.0	221.0	21.3%

Medical Examinations: Net revenues for the period were US$217.0 million, representing a 17.2% increase from US$185.1 million in the same period of the last fiscal year.

Disease Screening: Net revenues for the period were US$24.4 million, representing a 49.8% increase from US$16.3 million in the same period of the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the period were US$7.5 million, representing a 102.3% increase from US$3.7 million in the same period of the last fiscal year.

Other Services: Net revenues for the period were US$19.1 million, representing a 20.5% increase from US$15.9 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the period was US$149.0 million, representing a 22.0% increase from US$122.1 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the period was US$119.0 million, representing a 20.4% increase from US$98.9 million in the same period of the last fiscal year. Gross margin for the period was 44.4%, as compared to 44.7% for the same period last fiscal year.

Operating Expenses

Total operating expenses for the period were US$77.7 million, same as US$77.7 million for the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$38.9 million, accounting for 14.5% of total net revenues, further improved from 15.8% for the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the period were US$37.3 million, accounting for 13.9% of total net revenues, further improved from 18.6% for the same period of the last fiscal year.  General and administrative expenses for the period, as percentage of total net revenues, returned  to normal as compared to the same period last year as, in the fiscal second quarter of 2016, we recorded one-time cost associated with privatization and the higher rental expenses relating to the newly built medical centers before they commenced operation.

Research and development expenses

Research and development expenses for the period were US$1.5 million, accounting for 0.5% of total net revenues as compared to 0.7% for the same period of the last fiscal year.

Income from Operations

Income from operations for the period was US$41.3 million, representing a 95.5% increase from US$21.2 million for the same period of the last fiscal year. Excluding share-based compensation expenses of US$773,000 for this period and US$973,000 for the same period last year, non-GAAP income from operations for the period was US$42.1 million as compared to US$22.1 million, which reflected a rise of 90.4%.

Non-GAAP EBITDA

Non-GAAP EBITDA for the period was US$62.7 million, representing a 56.1% increase from US$40.2 million for the same period of the last fiscal year.  Non-GAAP EBITDA margin for the period was 23.4% as compared to 18.2% for the same period last year.

Net Income

Net income attributable to the Company for the period was US$23.1 million, representing a 188.6% increase from US$8.0 million for the same period of the last fiscal year.

Non-GAAP net income for the period was US$23.8 million, representing a 165.9% increase from US$9.0 million for the same period of fiscal 2016.  Non-GAAP net income margin for the period was 8.9% as compared to 4.1% for the same period last year.

Basic and Diluted Income per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.34 and US$0.33, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.12 and US$0.12, respectively, in the first fiscal six months 2016.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.35 and US$0.34, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.13 and US$0.13, respectively, in the first fiscal six months 2016.

Cash and Cash Equivalents

As of September 30, 2017, the Company’s cash and cash equivalents and restricted cash totaled US$45.5 million, as compared to US$44.1 million as of June 30, 2017.

GUIDANCE FOR FISCAL YEAR 2017 ENDING MARCH 31, 2018

For the fiscal year 2017 ending March 31, 2018, the Company reaffirms its guidance of net revenue to be between RMB3.57 billion and RMB3.72 billion, representing a year-on-year increase between 22% and 27%.  The Company also expects that 12-15 new medical centers will start commercial operation in fiscal year 2017.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

iKang’s management will host a conference call at 8:00 am US Eastern Time (9:00 pm Beijing/Hong Kong Time) on December 15, 2017, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4006-200-533
Hong Kong:	800-906-611
United States:	186-6590-5622
International:	+65 6713-5091
Passcode:	5187729

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	4006-322-162
Hong Kong:	800-963-117
United States:	185-5452-5696
International:	+61 2 8199-0299
Replay Passcode:	5187729
Replay End Date:	11:00 ET December 15, 2017 — 07:59 ET December 30, 2017

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, dental service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2017 and fiscal first half year ended September 30, 2017, iKang served a total of 5.58 million and 3.24 million customer visits, respectively.

As of December 14, 2017, iKang has a nationwide network of 111 self-owned operating medical centers, covering 34 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili, Mianyang and Zhenjiang, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with over 400 third-party facilities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	September 30,
	2017	2017
ASSETS
Current assets:
Cash and cash equivalents	$64,898	$44,352
Restricted cash	392	406
Term deposits	4,359	751
Accounts receivable, net of allowance for doubtful accounts of $14,261 and $19,097 as of March 31, 2017 and September 30, 2017, respectively	79,576	149,524
Inventories	6,781	6,563
Deferred tax assets-current	9,635	9,783
Amount due from related parties	4,538	4,594
Prepaid expenses and other current assets	49,736	59,772
Total current assets	$219,915	$275,745
Property and equipment, net	$163,081	$168,840
Acquired intangible assets, net	25,852	24,139
Goodwill	107,237	112,335
Long-term investments	180,758	184,308
Deferred tax assets-non-current	16,698	20,366
Rental deposit and other non-current assets	14,950	17,760
TOTAL ASSETS	$728,491	$803,493

LIABILITIES, MEZZANINE AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $34,637 and $ 44,881 as of March 31, 2017 and September 30, 2017, respectively)	$39,892	$51,531
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $48,910 and $57,541 as of March 31, 2017 and September 30, 2017, respectively)	59,278	67,227
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $6,414 and $17,613 as of March 31, 2017 and September 30, 2017, respectively)	11,951	20,137
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $57,361 and $69,053 as of March 31, 2017 and September 30, 2017, respectively)	64,740	75,752
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $111,299 and $129,207 as of March 31, 2017 and September 30, 2017, respectively)	111,299	129,207
Total current liabilities	$287,160	$343,854

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	September 30,
	2017	2017
Long-term borrowings (including long term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $101,697 and $82,666 as of March 31, 2017 and September 30, 2017, respectively)	101,697	82,666

Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $7,009 and $6,326 as of March 31, 2017 and September 30, 2017, respectively)	7,229	6,514

TOTAL LIABILITIES	$396,086	$433,034

Equity:
Total iKang Healthcare Group, Inc. shareholders’ equity	312,437	347,795
Non-controlling interests	19,968	22,664

TOTAL EQUITY	$332,405	$370,459

TOTAL LIABILITIES AND EQUITY	$728,491	$803,493

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		Six-month periods
	ended September 30		ended September 30
	2016	2017	2016	2017

Net revenues	$119,749	$152,417	$220,987	$268,016
Cost of revenues	65,628	81,743	122,133	148,979
Gross profit	$54,121	$70,674	$98,854	$119,037
Operating expenses:
Selling and marketing expenses	$16,624	$19,663	$34,925	$38,922
General and administrative expenses	22,443	17,813	41,145	37,302
Research and development expenses	750	760	1,634	1,466
Total operating expenses	$39,817	$38,236	$77,704	$77,690
Income from operations	$14,304	$32,438	$21,150	$41,347
Interest expense	3,082	3,166	6,363	6,255
Interest income	237	96	613	241
Income before income tax expenses and loss from equity method investments	$11,459	$29,368	$15,400	$35,333
Income tax expenses	2,865	7,372	3,850	8,922
Loss from equity method investments	(2,125)	(1,555)	(3,162)	(2,425)
Net income	$6,469	$20,441	$8,388	$23,986
Less: Net income attributable to non-controlling interest	548	963	401	932
Net income attributable to iKang Healthcare Group, Inc.	$5,921	$19,478	$7,987	$23,054
Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$5,921	$19,478	$7,987	$23,054
Net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.17	$0.57	$0.24	$0.67
Diluted	$0.17	$0.56	$0.23	$0.67
Net income per ADS (one common share equals to two ADSs)
Basic	$0.09	$0.28	$0.12	$0.34
Diluted	$0.09	$0.28	$0.12	$0.33
Weighted average shares used in calculating net income per common share
Basic	33,985,212	34,254,031	33,970,222	34,242,528
Diluted	34,578,970	34,654,980	34,566,243	34,643,077

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		Six-month periods
	ended September 30		ended September 30
	2016	2017	2016	2017

Income from operations	$14,304	$32,438	$21,150	$41,347
Add:
Share-based compensation expenses	489	389	973	773
Non-GAAP operating income	$14,793	$32,827	$22,123	$42,120
Net income attributable to iKang Healthcare Group, Inc.	$5,921	$19,478	$7,987	$23,054
Add:
Share-based compensation expenses	489	389	973	773
Non-GAAP net income	$6,410	$19,867	$8,960	$23,827
Income from operations	$14,304	$32,438	$21,150	$41,347
Add:
Depreciation and amortization	9,400	10,372	18,047	20,580
Share-based compensation expenses	489	389	973	773
Non-GAAP EBITDA	$24,193	$43,199	$40,170	$62,700
Non-GAAP net income attributable to common shareholders of iKang Healthcare Group, Inc.	$6,410	$19,867	$8,960	$23,827
Non-GAAP net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.19	$0.58	$0.26	$0.70
Diluted	$0.19	$0.57	$0.26	$0.69
Non-GAAP net income per ADS (one common share equals to two ADSs)
Basic	$0.09	$0.29	$0.13	$0.35
Diluted	$0.09	$0.29	$0.13	$0.34